SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press announcement, dated March 2, 2005, relating to the unusual increase in the trading volume of the Registrant’s shares on March 1, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	Chairman of the Board, President and Chief Executive Officer

Date: March 2, 2005

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press announcement, dated March 2, 2005, relating to the unusual increase in the trading volume of the Registrant’s shares on March 1, 2005.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

UNUSUAL MOVEMENT IN TRADING VOLUME

This announcement is made at the request of The Stock Exchange of Hong Kong Limited in relation to the unusual increase in the trading volume of the shares of Semiconductor Manufacturing International Corporation (the “Company”) on 1 March 2005.

We understand that Motorola Inc., a shareholder of our Company, sold 517,489,221 shares in our Company on or about 28 February 2005. However, the Company is not in a position to know whether this was the sole or partial cause of the relatively high trading volume of our shares on 1 March 2005. The Company is not aware of any other matter which is or may be relevant to the unusual increase in trading volume of its shares.

The Company also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

As at the date of this announcement, the directors of the Company are Richard R. Chang as Chairman and executive director of the Company; Lai Xing Cai and Fang Yao (alternate director to Lai Xing Cai) as non-executive directors of the Company; Ta-Lin Hsu, Yen-Pong Jou, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan and Yang Yuan Wang as independent non-executive directors of the Company.

Semiconductor Manufacturing International Corporation

Richard R. Chang

Chairman

Shanghai, PRC

2 March 2005

*	for identification only.